ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the year ending
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23305

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALLIANT SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
     [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

695 NORTH LEGACY RIDGE DRIVE SUITE 300
                               (No. and Street)

LIBERTY LAKE	WA	99019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SALLY MANN	509 747-9144	sally@alliantsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EIDE BAILLY LLP
                           (Name – if individual, state last, first, and middle name)

999 W RIVERSIDE STE 101	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

OCTOBER 16, 2003	#286
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___MICHAEL NORD___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___ALLIANT SECURITIES INC___, as of ___DECEMBER 31___, 2_2021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
PRESIDENT

_____
Notary Public

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [X] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [X] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [X] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner, Nord, Kienbaum as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows, for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner, Nord, Kienbaum as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alliant Securities, Inc. Turner, Nord, Kienbaum's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Alliant Securities, Inc. Turner, Nord, Kienbaum in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The supplemental information included in Schedules 1, 2, 3, and 4 has been subjected to audit procedures performed in conjunction with the audit of Alliant Securities, Inc. Turner, Nord, Kienbaum's financial statements. The supplemental information is the responsibility of Alliant Securities, Inc. Turner, Nord, Kienbaum's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in the Schedules 1, 2, 3, and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

We have served as Alliant Securities, Inc. Turner, Nord, Kienbaum's auditor since 2014. McDirmid, Mikkelson & Secrest, P.C., who joined Eide Bailly LLP in 2014, had served as the Company's auditor since 1989.

Spokane, Washington
February 24, 2022

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS		2021
Cash	$	267,700
Receivable from clearing broker		22,368
Concessions receivable		28,359
Officer receivable		658
Deposit and prepaid expense		600
Deposits with clearing brokers		250,000
Right-of-use lease asset		162,848
Deferred tax asset		73,200
	$	805,733

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	26,237
Concessions payable		28,359
Accrued profit sharing plan contribution		76,680
Accrued payroll		106,713
Payroll and business taxes payable		4,058
Operating lease liability		167,686
		409,733

Stockholders' equity:

Common stock, $50 par value:	
Authorized 1,000 shares;	
Issued and outstanding, 666.67 shares	33,334
Additional paid-in capital	182,500
Retained earnings	180,166
	396,000
	$ 805,733

The accompanying notes are an intergal
part of the financial statements

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the year ended December 31, 2021

	2021
Revenues:	
Total revenue	$ 1,677,663
Expenses:	
Salesmen salaries and office salaries	607,762
Officers salaries	639,867
Payroll taxes	76,420
Profit sharing plan contribution	76,680
Medical insurance	45,150
Officers' life and disability insurance	2,060
Telephone and telequote	41,052
Rent	104,077
Office supplies and postage	21,743
Clearing costs	104,447
Regulatory fees	14,081
Business and property taxes	27,496
Dues, licenses and subscriptions	13,087
Equipment rental and maintenance	7,883
Professional services	34,666
Corporate insurance	5,044
Auto and travel expense	21,886
Meals and entertainment	5,959
Bank and transfer fees	2,268
Advertising and promotion	485
Interest expense	17
	1,852,130
Loss from Operations	(174,467)
Other Income	
Paycheck Protection Program Loan Forgivieness	174,467
Income before federal income taxes	0
Federal income tax benefit	36,600
Net income	$ 36,600

The accompanying notes are an intergral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2021

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2021	667	$ 33,334	$182,500	$ 143,566	$359,400
Net income	--	--	-	36,600	36,600
Balances, December 31, 2021	667	$ 33,334	$182,500	$ 180,166	$396,000

The accompanying notes are an intergral
part of the financial statements.
Page 5

ALLIANT SECURITIES, INC.
TURNER ◆ NORD ◆ KIENBAUM

STATEMENT OF CASH FLOWS
for the year ended December 31, 2021

	2021
Cash flows from operating activities:	
Net income	$ 36,600
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Paycheck Protection Program loan forgiveness	(174,467)
Deferred taxes	(36,600)
Changes in assets and liabilities:	
Net receivables from clearing broker	13,966
Concessions receivable	(4,946)
Officer receivable	(557)
Accounts payable and concessions payable	11,293
Accrued profit sharing plan contribution	14,231
Accrued payroll	64,903
Payroll and business taxes payable	566
Operating lease liabilty	(247)
Net cash provided by (used in) operating activities	(75,258)
Cash flows from financing activities:	
Paycheck Protection Program loan proceeds	174,467
Net cash provided by financing activities	174,467
Net increase (decrease) in cash	99,209
Cash at beginning of year	168,491
Cash at end of year	267,700
Supplemental disclosure of cash paid for:	
Interest	$ 17

The accompanying notes are an intergral

part of the finanical statements

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

1. **The Company and Significant Accounting Policies:**

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of all counterparties.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements -The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Settlement -Customer's securities transactions are recorded on a trade date basis and the related commission revenues and expenses are also recorded on a trade date basis.

Concentration of Credit Risk - The Company maintains its cash with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

Receivable from Clearing Broker- The Company's accounts receivable consist of commissions due from our clearing broker/dealer, Wells Fargo, under contractual agreement. The Company has not experienced any losses related to this receivable and does not consider these amounts to be a significant risk.

Page 7

NOTES TO FINANCIAL STATEMENTS

Deposits – The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $250,000 held at FCC as of December 31, 2021.

Concession Receivable/Payable – *Concessions* receivable consists of an average of 12B-1 fees due over a three-month period to the Company from various Mutual Fund Families. The Company's concession receivable as of December 31, 2021 was $28,359. The concession is then payable upon receipt to the Company's Registered Representatives. The Company's concession payable as of December 31, 2021 was $28,359.

Advertising – *The* Company's policy is to expense advertising costs when incurred. Advertising expense as of December 31, 2021 was $485.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is computed using straight-line methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements, which range from five to ten years.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

2. Revenue from Contracts with Customers

Commissions

Brokerage commissions. The Company facilitates the execution of buy and sell transactions on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Concessions

Concessions. Concessions consist of 12b-1 fees managed by the Company. 12b-1 fees are earned on the Company's client assets under management. The fees are based on contractual rates applied to the average daily net asset value of eligible shares of a respective mutual fund held by the Company's clients. 12b-1 fees are earned over time and collected from the funds on a monthly or quarterly basis.

Asset Management

Premier Fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

Miscellaneous and Interest

Miscellaneous. The Company charges miscellaneous fees, including postage fees, special handling fees, and others each time a customer enters into a buy or sell transaction. Miscellaneous fees are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer of which the miscellaneous fees are related.

NOTES TO FINANCIAL STATEMENTS

Interest. The Company charges interest on a daily basis on customer assets under management which is covered by various other areas of GAAP. Interest income is outside of the scope of ASC 606, but is included in the table below to reconcile the total revenues to the statement of income.

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source.

Revenue from contract with customers	2021
Brokerage commissions	$243,670
Concessions	340,302
Premier Fees	1,005,143
Interest Income	11,987
Miscellaneous	76,561
Total revenue	$1,677,663

3. **Property and Equipment:**

A summary of property and equipment at December 31,2021 is as follows:

	2021
Furniture and equipment	$67,648
Leasehold improvements	8,586
	76,234
Less accumulated depreciation	76,234
	$0

4. **Net Capital Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2021 the Company had net capital of $321,542 which was $221,542 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.77 to 1.

5. **Operating Line of Credit:**

   The Company has a $250,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due on demand. Interest is due monthly at the bank's prime rate plus 0.5%. There were no balances due under the line of credit agreement at December 31, 2021.

6. **Paycheck Protection Program (PPP) Forgiveness:**

   On March 4, 2021 the Company received a $174,467 loan under the PPP established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES) and administered by the Small Business Administration (SBA) approved partner. The loan was uncollateralized and is fully guaranteed by the Federal government. The Company initially recorded a note payable and subsequently recorded forgiveness when the obligation was legally released by the SBA for meeting the forgiveness conditions of the loan. The company recognized $174,467 of loan forgiveness income for the year ended December 31, 2021

7. **Profit Sharing Plan:**

   The Company has established a profit-sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2021 were $76,680.

8. **Lease Commitments:**

   The Company leases its offices in a building which is owned 27% by two of the stockholders of the Company and the lease expires September 2023 and the Company classifies this lease as an operating lease and included with that is two renewal options. Because the Company is reasonably certain to exercise the renewal options, the optional periods are included in determining the lease term. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The weighted average discount rate is based on the Company's incremental borrowing rate. Total rent to related parties was $95,112 for the year ended December 31, 2021.

   The components of lease costs for the year ended December 31, 2021 are as follows:
   Operating lease cost $95,112

Amounts reported in the statement of financial position as of December 31, 2021 were as follows:
Operating Leases:

Operating lease right-of-use (ROU) assets	$162,848
Operating lease liabilities	167,686

Other information related to leases as of December 31, 2020 as follows:

Weighted average remaining lease term:	1.75 years
Weighted average discount rate:	2.31%

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021, are as follows:

Years ending December 31,

2022	94,379
2023	73,307
	$167,686

9. **Federal Income Taxes:**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At the end of the year management reviews the Company's income and accrues bonuses in order to minimize taxable income. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2021, $73,200 was accrued for the benefit of deferred federal taxes. The provision for tax benefit, net of tax expense, was $36,600 for December 31, 2021.

NOTES TO FINANCIAL STATEMENTS

The Company has an unused operating loss carryforward of approximately $345,000 at December 31, 2021. The carry forward may be applied against future taxable income and expires in varying amounts between 2041 and 2042. The deferred tax asset represents the future tax return consequences of the net operating loss, which can be used to decrease tax liabilities in the future. The deferred tax asset can be reduced by a valuation allowance if management deems it more likely than not that some or all of the deferred tax asset will not be realized. The Company has not recorded a valuation allowance for deferred tax asset, as it is management's opinion the deferred tax asset will be fully realized. There was no change in the valuation allowance during the year.

Deferred tax asset-net operating loss carry forward	$73,200
Less valuation allowance	$0
	$73,200

The Company's effective income tax rate differed from the actual federal statutory tax rate of 21% in 2021. As discussed in the previous paragraph, management reviews taxable income to minimize tax expense. As a result, income tax expense is related to differences between items included as an expense for financial statement purposes that are not deductible for income tax purposes. Those items include meals and entertainment and other expenses, and income related to PPP loan forgiveness that is not taxable income for tax purposes.

A reconciliation of income taxes computed at the federal statutory rate of 21% is as follows:

Federal income taxes at statutory rate	$0
Effect of meals, entertainment, and other differences	0
Effect of PPP loan forgiveness	(36,600)
Income tax benefit	$(36,600)

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

NOTES TO FINANCIAL STATEMENTS

---

10. Related Party Transactions

The financial statements of the Company includes a receivable for advances made to an officer. This receivable was paid in full by taking a deduction out of the officer's paycheck during January 2022. The Company also leases office space from a related party – see Note 8.

11. Stock Redemption Agreement:

In accordance with the Company's stock control agreement, the Company shall purchase all the shares of stock held by a stockholder in accordance with the terms and conditions as set forth in the agreement if any of the following events have occurred: (a) death of the stockholder; (b) long term disability; or (c) voluntary or involuntary termination of an employed stockholder. These events listed are conditions and no liability is required to be recorded until these conditions are met. The purchase price is determined as the lesser of $415 per share or the book value of the stock as of the effective date of the termination.

12. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 24th, 2022, the date the financial statements were available to be issued, and has determined there are not subsequent events that require disclosure.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

Net capital:

Stockholders' equity:		
Common stock	$ 33,334	
Additional paid-in capital	182,500	
Retained earnings	180,166	
Total stockholders' equity		$ 396,000
Deductions:		
Non-allowable assets:		
Officer receivable	658	
Deposit and prepaid expense	600	
Deferred Tax Asset	73,200	
		74,458
Net capital		321,542
Minimum net capital required		100,000
Excess net capital		$ 221,542

Aggregate indebtedness:

Accounts payable	$ 26,237	
Other liabilities	28,359	
Accrued profit sharing plan contribution	76,680	
Accrued payroll	106,713	
Payroll and business taxes payable	4,058	
Operating lease liability	4,838	
Total aggregate indebtedness		$ 246,885

Ratio: Aggregate indebtedness to net capital   **0.77**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2021

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2021

Net capital:

Net capital as reported on FOCUS REPORT   **$321,542**

Net capital as computed on page 15   **$321,542**

Aggregate indebtedness:

Aggregate indebtedness as reported on FOCUS REPORT   **$246,885**

Aggregated indebtedness as computed on page 15   **$246,885**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

_____

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transaction with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is exempt under Rule 15c3-3(k)(2)(ii).



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Alliant Securities, Inc. Turner, Nord, Kienbaum

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Exemption Provisions Under Rule 15c3-3 of the Securities Exchange of 1934, in which (1) Alliant Securities, Inc. Turner, Nord, Kienbaum identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alliant Securities, Inc. Turner, Nord, Kienbaum claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Alliant Securities, Inc. Turner, Nord, Kienbaum stated that Alliant Securities, Inc. Turner, Nord, Kienbaum met the identified exemption provisions throughout the most recent fiscal year without exception. Alliant Securities, Inc. Turner, Nord, Kienbaum's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliant Securities, Inc. Turner, Nord, Kienbaum's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Spokane, Washington
February 24, 2022

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCAHNGE OF 1934

We, as members of management of **Alliant Securities Inc. Turner Nord Kienbaum,**(Company) are responsible for complying with the requirements of **17 C.F.R. §240.15c3-3, "The Customer Protection Rule",** of the Securities Exchange Act of 1934 (Act). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of December 31. 2021, and during the period from January 1, 2021, through December 31, 2021. Based on this evaluation we assert that the Company was in
compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker. The Company promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

2) The Company met the identified exemption provisions throughout the most recent year without exception.

Alliant Securities Inc. Turner Nord Kienbaum



Michael O Nord, President	Date 1/25/22



Paul D Kienbaum, CEO, CFO,CCO	Date 1/24/22



Sally Mann/Financial Operations Principal	Date 1/24/2022

Jeffrey M Newton, CCO	Date 1/24/2022

Exhibit H

Customer Protection Rule
Custody of Customer Assets

Exemption Report

Rule 15c3-3(k)(2)(ii)

Alliant Securities Inc. who acts as an introducing broker or dealer, clears all transactions with and for customers on a fully disclose basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all the of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements made and kept by a clearing broker or dealer.



CPAs & BUSINESS ADVISORS

**Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures**

Board of Directors
Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Alliant Securities, Inc. Turner, Nord, Kienbaum (Company) is responsible for its Form SIPC-7 and for its compliance with applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Spokane, Washington
February 24, 2022

Mailed 1/25/2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Alliant Securities Inc.
695 N Legacy Ridge Drive
Liberty Lake, WA 99019-7722

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sally Mann (509) 747-9144

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$1,697.56
B.	Less payment made with SIPC-6 filed (exclude interest)	(755.83)
	______ Date Paid	
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	941.73
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$941.73

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $______

pd 1/10/2022
CK# 42163

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLIANT SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of JANUARY, 20 22.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,852,130

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions   1,852,130

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   416,617

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   129,337

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):
   ## PPP LOAN FORGIVENESS   174,467
   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

   Total deductions   720,421

2d. SIPC Net Operating Revenues $ 1,131,709

2e. General Assessment @ .0015 $ 1,697.56
(to page 1, line 2.A.)

2